FORM 11-K

                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549




(Mark One)
[x] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

For the fiscal year ended December 31, 1998, OR
                          -----------------
[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

For the transition period from ____________________ to ______________________

Commission File No.      0-12870


         THE FIRST NATIONAL BANK OF WEST CHESTER RETIREMENT SAVINGS PLAN
         ---------------------------------------------------------------
                            (full title of the plan)

                         FIRST WEST CHESTER CORPORATION
                         ------------------------------
          (Name of Issuer of the securities held pursuant to the plan)

              9 North High Street, West Chester, Pennsylvania 19380
              -----------------------------------------------------
                    (Address of principal executive offices)

                              REQUIRED INFORMATION

1. The following financial statements are filed as part of this report and included after the signature page hereof:

         (a) Audited statements of net assets available for benefits as of the end of the latest two fiscal years of the plan (December 31, 1998 and 1997).

         (b) An audited statement of changes in net assets available for benefits, and supplemental schedules for each of the latest three fiscal years of the plan (1998, 1997, & 1996).

2. Exhibit. The following exhibit is filed with this Report:

Exhibit No.                    Description
-----------                    -----------
   23.1                Consent of Ogorek & Graham         1998 and 1997 Reports

                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the plan) have duly caused this annual report to be signed by the undersigned thereunto duly authorized.

                                                THE  FIRST  NATIONAL  BANK OF
                                                WEST  CHESTER - 401(k) PLAN


DATE      June 29, 1999                          BY:/s/William D. Wagenmann, Jr.
          -------------                          -------------------------------

                                                    William D. Wagenmann, Jr.
                                                    Plan Administrator

                    THE FIRST NATIONAL BANK OF WEST CHESTER -
                             RETIREMENT SAVINGS PLAN

                          AUDITED FINANCIAL STATEMENTS

                           DECEMBER 31, 1998 AND 1997

                                    CONTENTS
                                    --------







                                                                           PAGE
INDEPENDENT AUDITORS' REPORT                                                   1


AUDITED FINANCIAL STATEMENTS

         Statements of Net Assets Available
           for Benefits                                                        2

         Statement of Changes in Net Assets
           Available for Benefits                                              3

         Notes to Financial Statements                                  4  -   7


OTHER FINANCIAL INFORMATION

         Supplemental Schedules                                         8  -  13

                          INDEPENDENT AUDITORS' REPORT
                          ----------------------------


To the Board of Trustees of
The First National Bank of West Chester -
Retirement Savings Plan
West Chester, PA  19381


We have audited the accompanying statements of net assets available for benefits of The First National Bank of West Chester Retirement Savings Plan as of December 31, 1998 and 1997, and the related statement of changes in net assets available for benefits, for the year then ended, December 31, 1998. These financial statements are the responsibility of the Trustees of The First National Bank of West Chester - Retirement Savings Plan. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the trustees as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Retirement Savings Plan as of December 31, 1998 and 1997, and the changes in net assets available for benefits for the year then ended December 31, 1998, in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosures under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.



                                                    /s/ Ogorek & Company
                                                    ----------------------------
                                                    OGOREK & COMPANY
                                                    CERTIFIED PUBLIC ACCOUNTANTS



June  4, 1999

                    THE FIRST NATIONAL BANK OF WEST CHESTER -
                             RETIREMENT SAVINGS PLAN

                 STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

                           DECEMBER 31, 1998 AND 1997







                     ASSETS                        1998                   1997
                                                   ----                   ----



Investments, at fair value
     Mutual funds                               $2,887,893            $1,891,707
     Bank certificates of deposit                  695,000               485,000
     Common stock                                2,088,680             1,587,960
     Notes receivable                              121,425                42,687
                                                 ---------             ---------


          TOTAL INVESTMENTS                      5,792,998             4,007,354
                                                 ---------             ---------


Receivables
     Employer's fixed contributions                210,403               205,085
     Employees' contributions                       15,694                15,416
     Employer matching contribution                  8,209                 8,754
Accrued interest income                              6,630                 4,271
Accrued dividend income                             15,557                15,224
                                                 ---------             ---------

          TOTAL RECEIVABLES                        256,493               248,750
                                                 ---------             ---------

Cash and cash equivalents                          119,942               119,002
                                                 ---------             ---------

          TOTAL ASSETS                           6,169,433             4,375,106
                                                 ---------             ---------



     NET ASSETS AVAILABLE FOR BENEFITS          $6,169,433            $4,375,106
                                                 =========             =========














---------------------------------------
The accompanying notes are an integral part of these financial statements.

                    THE FIRST NATIONAL BANK OF WEST CHESTER-
                             RETIREMENT SAVINGS PLAN

            STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
                             (WITH FUND INFORMATION)

                      FOR THE YEAR ENDED DECEMBER 31, 1998

                                                                 Federated                                        Fidelity Advisor
                                                                 Short-Term      FNB of West    Fidelity Equity        Growth
                                                                US Government      Chester         Income II       Opportunities
                                                                    Fund           CD Fund           Fund               Fund
                                                                -------------    -----------    ---------------    ---------------

ADDITIONS TO NET ASSETS ATTRIBUTED TO:
   INVESTMENT INCOME
 Net appreciation/(depreciation) in
   Fair value of investments                                     $      -        $       -        $   81,250        $  185,997
 Interest                                                               -            32,802
 Dividends                                                           8,588                            78,227            60,577
                                                                  --------        ---------        ---------         ---------

       TOTAL INVESTMENT INCOME                                       8,588           32,802          159,477           246,574
                                                                  --------        ---------        ---------         ---------

   CONTRIBUTIONS
Employer's fixed contribution
Employer's                                                           1,615            8,182           19,166            27,203
     Employee's                                                      3,569           38,217           67,167            80,028
Rollovers                                                           25,389           74,116           25,102            50,712
                                                                  --------        ---------        ---------         ---------

       TOTAL CONTRIBUTIONS                                          30,573          120,515          111,435           157,943
                                                                  --------        ---------        ---------         ---------

       TOTAL ADDITIONS                                              39,161          153,317          270,912           404,517
                                                                  --------        ---------        ---------         ---------

    DEDUCTIONS FROM NET ASSETS ATTRIBUTED TO:
Benefits paid to participants                                           -            11,630           79,441            91,236
                                                                 ---------        ---------        ---------         ---------

       TOTAL DEDUCTIONS                                                 -            11,630           79,441            91,236
                                                                 ---------        ---------        ---------         ---------

    NET INCREASE PRIOR TO INTERFUND TRANSFERS                       39,161          141,687          191,471           313,281
       Interfund transfers                                         (38,221)          68,313           45,440            45,904
                                                                 ---------        ---------        ---------         ---------

       NET INCREASE/(DECREASE)                                         940          210,000          236,911           359,185

    NET ASSETS AVAILABLE FOR BENEFITS:

Beginning of year                                                  119,002          485,000          663,144           939,080
                                                                 ---------        ---------        ---------         ---------

     End of year                                                $  119,942       $  695,000       $  900,055        $1,298,265
                                                                 =========        =========        =========         =========









_______________________________________
The accompanying notes are an integral part of these financial statements.

                    THE FIRST NATIONAL BANK OF WEST CHESTER-
                       RETIREMENT SAVINGS PLAN (continued)

            STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
                             (WITH FUND INFORMATION)

                      FOR THE YEAR ENDED DECEMBER 31, 1998


   T. Rowe Price     FNB of         Vanguard        Fidelity     Participants
   International   West Chester     Index 500        Market          Notes
    Stock Fund     Stock Fund         Fund            Fund           Fund          Other          Total
    ----------     ----------         ----            ----           ----          -----          -----


    $   18,197   $    347,522       $ 65,705       $  (7,175)    $       -      $       -      $  691,496
            -              -              -               -           6,161         6,630          45,593
        15,345         32,282          7,448              -              -         15,557         218,024
     ---------    -----------        -------        --------      ---------      --------       ---------

        33,542        379,804         73,153          (7,175)         6,161        22,187         955,113
     ---------    -----------        -------        --------      ---------      --------       ---------


            -              -              -               -              -        210,403         210,403
         9,528         76,862         29,627              -              -          8,209         180,392
        26,240         67,034         55,911              -              -         15,694         353,860
         1,312         51,697         89,515              -              -             -          317,843
     ---------    -----------        -------        --------      ---------      --------       ---------

        37,080        195,593        175,053              -              -        234,306       1,062,498
     ---------    -----------        -------        --------      ---------      --------       ---------

        70,622        575,397        248,206          (7,175)         6,161       256,493       2,017,611
     ---------    -----------        -------        --------      ---------      --------       ---------


         7,715         17,356         15,906              -              -             -          223,284
     ---------    -----------        -------        --------      ---------      --------       ---------

         7,715         17,356         15,906              -              -             -          223,284
     ---------    -----------        -------        --------      ---------      --------       ---------

        62,907        558,041        232,300          (7,175)         6,161       256,493       1,794,327
        18,881        (57,321)        96,345          (3,168)        72,577      (248,750)             -
     ---------    -----------        -------        --------      ---------      --------       ---------

        81,788        500,720        328,645         (10,343)        78,738         7,743       1,794,327



       134,173      1,587,960        126,024          29,286         42,687       248,750       4,375,106
     ---------    -----------       --------        --------      ---------      --------       ---------

    $  215,961   $  2,088,680      $ 454,669       $  18,943     $  121,425     $ 256,493      $6,169,433
     =========    ===========       ========        ========      =========      ========       =========



                                    3 (cont)

                    THE FIRST NATIONAL BANK OF WEST CHESTER -
                             RETIREMENT SAVINGS PLAN

                          NOTES TO FINANCIAL STATEMENTS

                           DECEMBER 31, 1998 AND 1997



NOTE A - DESCRIPTION OF PLAN


         The following brief description of The First National Bank of West Chester - Retirement Savings Plan is provided for general purpose only. Members should refer to the Plan agreement for more complete information.

         GENERAL

         Effective January 1, 1995, the Plan has been amended and restated in its entirety. The Plan sponsor has amended the Plan to include a 401(K) Plan with a regular fixed contribution. The 401(K) Plan name has been changed to the Retirement Savings Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

         MEMBERSHIP IN THE PLAN

         Each employee who was participating in the prior plan on December 31, 1994, shall automatically continue as a member. Each other employee who is an eligible employee as of the effective date shall become a member of the Plan on such date.

         Eligible employee for purposes of 401(K) deferrals means any employee who has been employed for at least one continuous year and is scheduled to complete 1,000 hours of service during each plan year. During 1997, the 401(k) deferral requirement was reduced to 90 days of service.

         EMPLOYER FIXED CONTRIBUTIONS

         Each plan year the employer shall contribute an additional contribution to the fund on account of each member equal to 3% of the member's compensation up to $30,000, plus 6% of the member's compensation in excess of $30,000 of the member's compensation. The contribution shall only be made for members who have completed one year of service, are employed on the last day of the plan year and complete 1,000 hours of service during the plan year. The contribution for a member shall be made whether or not a basic contribution was made for such member.

         MEMBER ACCOUNTS

         All contributions by or on behalf of a member shall be deposited to the appropriate account established for each member. As of each valuation date, the accounts of each member shall be adjusted to reflect any realized and unrealized gains or losses and income or expense of the fund according to nondiscriminatory procedures uniformly applied based on the value of the member's accounts as of the preceding valuation date.

         CONTRIBUTIONS

         Each member may authorize the employer to reduce his compensation by any whole percentage up to 15%. Each eligible employee shall file a written election form with the Plan administrator specifying the portion of his compensation that is to be contributed to the plan as a basic contribution.

         The employer shall make a matching contribution for each member, which shall equal $0.75 for each $1.00 allocated to such member's basic contribution up to 5% of the member's eligible compensation. The amount of employer matching contributions may be increased or decreased at the discretion of the board, provided that reasonable notice is provided to members giving them the opportunity to change their elective deferral percentage.

         VESTING

         A member shall have a fully vested interest in his basic contribution account, matching contribution account, additional fixed contribution account and rollover account at all times.

         PAYMENT OF BENEFITS

         On termination of service, a member may elect to receive either a lump-sum amount or installments over a period not to exceed ten years.

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

         VALUATION OF INVESTMENTS

         If available, quoted market prices are used to value investments. Employer securities contributed to the plan shall be valued at a price which, in the judgement of the Plan administrator, does not exceed the fair market of such securities. The determination of fair market value shall be made in good faith by the Plan administrator.

         CASH AND CASH EQUIVALENTS

         For purposes of these financial statements, the Plan considers all money market funds to be cash equivalents.

         USE OF ESTIMATES

         The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

NOTE C - INVESTMENTS

         The Plan's investments are held by a bank-administered trust fund. The following table presents the fair values of those investments. Investments that represent 5% or more of the Plan's net assets are separately identified.

                                                                                      December 31, 1998
                                                                                      -----------------
         Investments at Fair Value as                                           Number of
         Determined by Quoted Market Price                                       Shares               Fair Value
         ---------------------------------                                      ---------             ----------

         Vanguard Index Trust 500                                                  3,990              $  454,669
         Fidelity Equity Income II                                                30,022                 900,055
         Fidelity Emerging Markets fund                                            2,687                  18,943
         Fidelity Advisor Growth Opportunities Fund                               25,903               1,298,265
         T Rowe Price                                                             14,407                 215,961
         Bank certificates of deposit                                                  -                 695,000
         First West Chester Corp                                                 104,434               2,088,680
         Notes receivable                                                              -                 121,425
                                                                                                       ---------


                                         TOTAL INVESTMENTS                                            $5,792,998
                                                                                                       =========


                                                                                          December 31, 1997
                                                                                          -----------------
         Investments at Fair Value as                                           Number of
         Determined by Quoted Market Price                                       Shares               Fair Value
         ---------------------------------                                      ---------             ----------

         Vanguard Index Trust 500                                                  1,399              $  126,024
         Fidelity Equity Income II                                                24,552                 663,144
         Fidelity Emerging Markets fund                                            3,051                  29,286

         Fidelity Advisor Growth Opportunities Fund                               22,164                 939,080
         T Rowe Price                                                              9,998                 134,173

         Bank certificates of deposit                                                  -                 485,000
         First West Chester Corp                                                  48,120               1,587,960
         Notes receivable                                                              -                  42,687
                                                                                                       ---------

                  TOTAL INVESTMENTS                                                                   $4,007,354
                                                                                                       =========

         During the years ended December 31, 1998 and 1997, the Plan's investments (including investments bought, sold and held during the year) appreciated/(depreciated) in value as follows:

                                                                                  1998                    1997
                                                                                  ----                    ----

         Investments at Fair Value as
          Determined by Quoted Market Price
              Mutual funds                                                     $343,974                 $169,412


         Investments at Estimated Fair Value
         Common stock                                                            347,522                 460,046
                                                                                --------                 -------


         Net appreciation in fair value                                        $ 691,496                $629,458
                                                                                ========                 =======

NOTE D - PLAN TERMINATION

         Although it has not expressed any intent to do so, the employer has the right at any time to terminate the Plan by delivering to the Trustee and Administrator written notice of such termination. In the event of Plan termination, participants, as stated, are 100% vested in their accounts.

NOTE E - TAX STATUS

         The trust established under the Plan to hold the Plan's assets is qualified pursuant to the appropriate section of the Internal Revenue Code, and, accordingly, the trust's net investment income is exempt from income taxes. The Plan has obtained a favorable tax determination letter from the Internal Revenue Service and the Plan sponsor believes that the Plan continues to qualify and to operate as designed.

                           OTHER FINANCIAL INFORMATION

                    THE FIRST NATIONAL BANK OF WEST CHESTER -
                             RETIREMENT SAVINGS PLAN

                 SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES

                                DECEMBER 31, 1998


Face Value                                                                                              Fair
Or Shares                           Description                                       Cost              Value
---------                           -----------                                       ----              -----

                               Mutual Funds
25903.125                       Fidelity Advisor Growth                           $  977,935         $1,298,265
                                 Opportunity Fund
 2686.985                       Fidelity Emerging Markets                             44,184             18,943
                                 Fund
30021.857                       Fidelity Equity Income II                            755,766            900,055
                                 Fund
14406.994                      T Rowe Price International                            202,022            215,961
                                 Stock Fund
 3990.077                       Vanguard Index                                       391,639            454,669
                                                                                   ---------          ---------
                                 Trust 500
                               Total Mutual Funds                                 $2,371,546         $2,887,893
                                                                                   =========          =========

                               Common Stocks
  104,434                        First West Chester Corp.                         $1,132,052         $2,088,680
                                                                                   ---------          ---------

                               Total Common Stocks                                $1,132,052         $2,088,680
                                                                                   =========          =========

                               Bank  Certificates of Deposit

30,000                         Certificate of Deposit                               $ 30,000           $ 30,000
                                6.00  07/07/99
20,000                         Certificate of Deposit                                 20,000             20,000
                                6.00  08/22/99
20,000                         Certificate of Deposit                                 20,000             20,000
                                6.65  12/30/99
20,000                         Certificate of Deposit                                 20,000             20,000
                                6.80  03/23/00
25,000                         Certificate of Deposit                                 25,000             25,000
                                6.75  05/25/00
20,000                         Certificate of Deposit                                 20,000             20,000
                                6.30  07/25/00
20,000                         Certificate of Deposit                                 20,000             20,000

                                6.20  08/31/00
20,000                         Certificate of Deposit                                 20,000             20,000

                                6.20  09/21/00
20,000                         Certificate of Deposit                                 20,000             20,000

                                6.05  12/18/00
10,000                         Certificate of Deposit                                 10,000             10,000

                                5.90  01/11/01
10,000                         Certificate of Deposit                                 10,000             10,000
                                6.06  07/16/01




__________________________________
See accompanying auditor's report.

                    THE FIRST NATIONAL BANK OF WEST CHESTER -
                             RETIREMENT SAVINGS PLAN

           SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES (CONTINUED)

                                DECEMBER 31, 1998

Face Value                                                                                                Fair
Or Shares                          Description                                          Cost              Value
---------                          -----------                                          ----              -----

15,000                        Certificate of Deposit                                    15,000            15,000
                                6.06  08/23/01
15,000                        Certificate of Deposit                                    15,000            15,000
                                6.09  10/03/01
10,000                        Certificate of Deposit                                    10,000            10,000
                                6.10  11/19/01
10,000                        Certificate of Deposit                                    10,000            10,000
                                6.10  12/18/01
50,000                        Certificate of Deposit                                    50,000            50,000
                               6.10 01/16/02
10,000                        Certificate of Deposit                                    10,000            10,000
                               6.10  02/11/02
15,000                        Certificate of Deposit                                    15,000            15,000
                               6.10  03/03/02
65,000                        Certificate of Deposit                                    65,000            65,000
                               6.30  04/16/02
15,000                        Certificate of Deposit                                    15,000            15,000
                               6.16  06/30/02
30,000                        Certificate of Deposit                                    30,000            30,000
                               6.10  07/14/02
10,000                        Certificate of Deposit                                    10,000            10,000
                               6.10  10/03/02
25,000                        Certificate of Deposit                                    25,000            25,000
                               6.00  12/16/02
40,000                        Certificate of Deposit                                    40,000            40,000
                               5.90  03/02/03
40,000                        Certificate of Deposit                                    40,000            40,000
                               5.90  03/13/03
50,000                        Certificate of Deposit                                    50,000            50,000
                               5.90  05/04/03
40,000                        Certificate of Deposit                                    40,000            40,000
                               5.85  06/17/03
20,000                        Certificate of Deposit                                    20,000            20,000
                               5.85  07/02/03
10,000                        Certificate of Deposit                                    10,000            10,000
                               5.30  10/29/03
10,000                        Certificate of Deposit                                    10,000            10,000
                                                                                       -------           -------
                               6.10  12/18/01

                              Total Certificates of Deposit                           $695,000          $695,000
                                                                                       =======           =======
                              Cash and Cash Equivalents
                               Money Market Obligations                               $119,942          $119,942
                                                                                       -------           -------
                                    TOTAL CASH AND
                                       CASH EQUIVALENTS                               $119,942          $119,942
                                                                                       =======           =======


__________________________________
See accompanying auditor's report.

                    THE FIRST NATIONAL BANK OF WEST CHESTER -
                             RETIREMENT SAVINGS PLAN

                 SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES

                                DECEMBER 31, 1997


 Face Value                                                                                           Fair
 Or Shares                       Description                                        Cost              Value
 ---------                       -----------                                        ----              -----

                            Mutual Funds
                              Fidelity Advisor Growth
22163.785                      Opportunity Fund                                $   752,818        $   939,080

                              Fidelity Emerging Markets
 3050.665                     Fund                                                  50,082             29,286
                              Fidelity Equity Income II
24551.797                      Fund                                                567,095            663,144
                             T Rowe Price International
 9997.986                     Stock Fund                                           137,462            134,173
                             Vanguard Index
 1399.181                     Trust 500                                            127,119            126,024
                                                                                ----------          ---------

                            Total Mutual Funds                                 $ 1,634,576        $ 1,891,707
                                                                                ==========         ==========

                            Common Stocks
48,120                        First West Chester Corp.                         $   923,259        $ 1,587,960
                                                                                ----------         ----------

                            Total Common Stocks                                $   923,259        $ 1,587,960
                                                                                ==========         ==========

                           Bank Certificates of Deposit

30,000                        Certificate of Deposit                           $    30,000        $    30,000
                                6.00   07/07/99
20,000                        Certificate of Deposit                                20,000             20,000
                                6.00   08/22/99
20,000                        Certificate of Deposit                                20,000             20,000
                                6.65   12/30/99
20,000                        Certificate of Deposit                                20,000             20,000
                                6.80    03/23/00
25,000                        Certificate of Deposit                                25,000             25,000
                                6.75    05/25/00
20,000                        Certificate of Deposit                                20,000             20,000
                                6.30    07/25/00
20,000                        Certificate of Deposit                                20,000             20,000
                                6.20    08/31/00
20,000                        Certificate of Deposit                                20,000             20,000
                                6.20    09/21/00
20,000                        Certificate of Deposit                                20,000             20,000
                                6.05    12/18/00



__________________________________
See accompanying auditor's report.

                    THE FIRST NATIONAL BANK OF WEST CHESTER-
                             RETIREMENT SAVINGS PLAN

           SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES (CONTINUED)

                                DECEMBER 31, 1997


Face Value                                                                                              Fair
Or Shares                           Description                                      Cost               Value
---------                           -----------                                      ----               -----

10,000                       Certificate of Deposit                                 10,000              10,000
                                5.90   01/11/01
10,000                        Certificate of Deposit                                10,000              10,000
                                6.06   07/16/01
15,000                        Certificate of Deposit                                15,000              15,000
                                6.06   08/23/01
15,000                        Certificate of Deposit                                15,000              15,000
                                6.09   10/03/01
10,000                        Certificate of Deposit                                10,000              10,000
                                6.10   11/19/01
10,000                        Certificate of Deposit                                10,000              10,000
                                6.10   12/18/01
50,000                        Certificate of Deposit                                50,000              50,000
                                6.10   01/16/02
10,000                        Certificate of Deposit                                10,000              10,000
                                6.10   02/11/02
15,000                        Certificate of Deposit                                15,000              15,000
                               6.10    03/03/02
65,000                        Certificate of Deposit                                65,000              65,000
                                6.30   04/16/02
15,000                        Certificate of Deposit                                15,000              15,000
                                6.16   06/30/02
30,000                        Certificate of Deposit                                30,000              30,000
                                6.10   07/14/02
10,000                        Certificate of Deposit                                10,000              10,000
                                6.10   10/03/02
25,000                        Certificate of Deposit                                25,000              25,000
                                                                                  --------            --------
                                6.00   12/16/02

                            Total Certificates of Deposit                        $ 485,000           $ 485,000
                                                                                  ========            ========

                            Cash and Cash Equivalents
                                Money Market Obligations                         $ 118,436           $ 118,436
                                Cash on hand                                           566                 566
                                                                                  --------            --------

                             TOTAL CASH AND
                              CASH EQUIVALENTS                                   $ 119,002           $ 119,002
                                                                                  ========            ========







__________________________________
See accompanying auditor's report.

                    THE FIRST NATIONAL BANK OF WEST CHESTER -
                             RETIREMENT SAVINGS PLAN

                SCHEDULE OF REPORTABLE TRANSACTIONS IN EXCESS OF
                             5% OF BEGINNING ASSETS

                      FOR THE YEAR ENDED DECEMBER 31, 1998



                                                                  Purchase               Sale                Realized
Description                                                         Price              Proceeds             Gain/(Loss)
-----------                                                       --------           -----------           ------------

Series of transactions in one issue
 Fidelity Advisor Growth Opp.
   Shares purchased 5,101                                       $  235,245           $        -            $        -
   First West Chester Corp.
   Shares purchased 7,037                                          237,235                    -                     -
   Vanguard Index Trust 500
   Shares purchased 2,691                                          272,870                    -                     -
  Money market obligations
    $1.00/sh                                                     1,224,125                    -                     -
  Money market obligations
   $1.00/sh                                                      1,222,618            1,222,618                     -

















__________________________________
See accompanying auditor's report.

                    THE FIRST NATIONAL BANK OF WEST CHESTER-
                             RETIREMENT SAVINGS PLAN

                SCHEDULE OF REPORTABLE TRANSACTIONS IN EXCESS OF
                             5% OF BEGINNING ASSETS

                      FOR THE YEAR ENDED DECEMBER 31, 1997




                                                                 Purchase         Sales             Realized
                                                                  Price          Proceeds          Gain/(Loss)
                                                                  -----          --------          -----------
 Description
 -----------

Series of transactions in one issue
 First West Chester Corp.
  Shares purchased 5,381                                       $  176,425      $         -         $       -
 Fidelity Advisor Growth Opp.
  Shares purchased 11328.756                                      203,255                -                 -
 Fidelity Equity Income II
  Shares purchased 10082.569                                      175,912                -                 -
Vanguard Index Trust 500                                          142,872                -                 -
Money Market obligations
   $1.00/sh                                                     1,026,763                -                 -
Money Market obligations
   $1.00/sh                                                     1,045,966        1,045,966                 -
























----------------------------------
See accompanying auditor's report.

                    THE FIRST NATIONAL BANK OF WEST CHESTER -
                             RETIREMENT SAVINGS PLAN

                          AUDITED FINANCIAL STATEMENTS

                           DECEMBER 31, 1997 AND 1996

                                    CONTENTS
                                    --------
                                                                       PAGE
                                                                       ----
INDEPENDENT AUDITORS' REPORT                                             1

AUDITED FINANCIAL STATEMENTS

         Statements of Net Assets Available
           for Benefits                                                  2

         Statements of Changes in Net Assets
                    Available for Benefits                               3

         Notes to Financial Statements                                  4-7


OTHER FINANCIAL INFORMATION

         Supplemental Schedules                                         8-13

                          INDEPENDENT AUDITORS' REPORT
                          ----------------------------

To the Board of Trustees of
The First National Bank of West Chester -
Retirement Savings Plan
West Chester, PA  19381


We have audited the accompanying statements of net assets available for benefits of The First National Bank of West Chester - Retirement Savings Plan as of December 31, 1997 and 1996, and the related statements of changes in net assets available for benefits, and supplemental schedules for the years then ended. These financial statements and supplemental schedules are the responsibility of the Trustees of The First National Bank of West Chester - Retirement Savings Plan. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and supplemental schedules are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the trustees as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements and supplemental schedules referred to above present fairly, in all material respects, the net assets available for benefits of the Retirement Savings Plan as of December 31, 1997 and 1996, and the changes in net assets available for benefits for the years then ended in conformity with generally accepted accounting principles.




                                                              OGOREK & GRAHAM
                                                    CERTIFIED PUBLIC ACCOUNTANTS



June  9, 1998

                    THE FIRST NATIONAL BANK OF WEST CHESTER -
                             RETIREMENT SAVINGS PLAN

                 STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

                           DECEMBER 31, 1997 AND 1996


              ASSETS                                                       1997                   1996
              ------                                                       ----                   ----

Investments, at fair value
     Mutual funds                                                        $1,891,707             $1,106,209
     Bank certificates of deposit                                           485,000                400,000
     Common stock                                                         1,587,960                989,433
      Notes receivable                                                       42,687                    -
                                                                          ---------              ---------



          TOTAL INVESTMENTS                                               4,007,354              2,495,642
                                                                          ---------              ---------


Receivables
     Employer's fixed contributions                                         205,085                185,810
     Employees' contributions                                                15,416                  8,435
     Employer matching contribution                                           8,754                    -
     Accrued interest income                                                  4,271                  2,458
     Accrued dividend income                                                 15,224                  8,665
                                                                          ---------              ---------

          TOTAL RECEIVABLES                                                 248,750                205,368
                                                                          ---------              ---------

Cash and cash equivalents                                                   119,002                137,972
                                                                          ---------              ---------
          TOTAL ASSETS                                                    4,375,106              2,838,982
                                                                          ---------              ---------

                   LIABILITIES
Advance employer match contribution                                              -                   2,498
                                                                          ---------              ---------


          TOTAL LIABILITIES                                                      -                   2,498
                                                                          ---------              ---------

NET ASSETS AVAILABLE FOR BENEFITS                                        $4,375,106             $2,836,484
                                                                         ==========             ==========


--------------------------------
The accompanying notes are an integral
part of these financial statements.

                    THE FIRST NATIONAL BANK OF WEST CHESTER -
                             RETIREMENT SAVINGS PLAN

           STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

                 FOR THE YEARS ENDED DECEMBER 31, 1997 AND 1996


ADDITIONS TO NET ASSETS ATTRIBUTED TO:
   INVESTMENT INCOME                                                          1997                    1996
                                                                         --------------           -----------

       Net appreciation/(depreciation) in
        fair value of investments                                          $  629,458             $  163,181
       Interest                                                                37,400                 29,001
       Dividends                                                              175,759                 91,752

            TOTAL INVESTMENT INCOME                                           842,617                283,934
                                                                            ---------              ---------

CONTRIBUTIONS
        Employer fixed contribution                                           205,085                185,810
        Employer                                                              169,084                129,514
        Employee                                                              291,962                200,295
        Rollovers                                                              93,990                168,707
                                                                            ---------              ---------
            TOTAL CONTRIBUTIONS                                               760,121                684,326
                                                                            ---------              ---------

            TOTAL ADDITIONS                                                 1,602,738                968,260
                                                                            ---------              ---------
DEDUCTIONS FROM NET ASSETS ATTRIBUTED TO:
        Benefits paid to participants                                          64,116                137,523
                                                                            ---------              ---------
            TOTAL DEDUCTIONS                                                   64,116                137,523


            NET INCREASE                                                    1,538,622                830,737

NET ASSETS AVAILABLE FOR BENEFITS

            BEGINNING OF YEAR                                               2,836,484              2,005,747
                                                                            ---------              ---------

            END OF YEAR                                                    $4,375,106             $2,836,484
                                                                            =========              =========


The accompanying notes are an integral part of these financial statements.

                    THE FIRST NATIONAL BANK OF WEST CHESTER -
                             RETIREMENT SAVINGS PLAN

                          NOTES TO FINANCIAL STATEMENTS

                           DECEMBER 31, 1997 AND 1996



NOTE A - DESCRIPTION OF PLAN


The following brief description of The First National Bank of West Chester - Retirement Savings Plan is provided for general purpose only. Members should refer to the Plan agreement for more complete information.

GENERAL

Effective January 1, 1995, the Plan has been amended and restated in its entirety. The Plan sponsor has amended the Plan to include a 401(K) Plan with a regular fixed contribution. The 401 (K) Plan name has been changed to the Retirement Savings Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

MEMBERSHIP IN THE PLAN

Each employee who was participating in the prior plan on December 31, 1994, shall automatically continue as a member. Each other employee who is an eligible employee as of the effective date shall become a member of the Plan on such date.

Eligible employee for purposes of 401(K) deferrals means any employee who has been employed for at least one continuous year and is scheduled to complete 1,000 hours of service during each plan year. During 1997, the 401(k) deferral requirement has been reduced to 90 days of service.

EMPLOYER FIXED CONTRIBUTIONS

Each plan year the employer shall contribute an additional contribution to the fund on account of each member equal to 3% of the member's compensation up to $30,000, plus 6% of the member's compensation in excess of $30,000 of the member's compensation. The contribution shall only be made for members who have completed one year of service, are employed on the last day of the plan year and complete 1,000 hours of service during the plan year. The contribution for a member shall be made whether or not a basic contribution was made for such member.

MEMBER ACCOUNTS

All contributions by or on behalf of a member shall be deposited to the appropriate account established for each member. As of each valuation date, the accounts of each member shall be adjusted to reflect any realized and unrealized gains or losses and income or expense of the fund according to nondiscriminatory procedures uniformly applied based on the value of the member's accounts as of the preceding valuation date.

CONTRIBUTIONS

Each member may authorize the employer to reduce his compensation by any whole percentage up to 15%. Each eligible employee shall file a written election form with the Plan administrator specifying the portion of his compensation that is to be contributed to the plan as a basic contribution.

The employer shall make a matching contribution for each member which shall equal $0.75 for each $1.00 allocated to such member's basic contribution up to 5% of the member's eligible compensation. The amount of employer matching contributions may be increased or decreased at the discretion of the board, provided that reasonable notice is provided to members giving them the opportunity to change their elective deferral percentage.

VESTING

A member shall have a fully vested interest in his basic  contribution  account,
matching  contribution  account,   additional  fixed  contribution  account  and
rollover account at all times.

PAYMENT OF BENEFITS

On termination of service, a member may elect to receive either a lump-sum amount or installments over a period not to exceed ten years.

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

VALUATION OF INVESTMENTS

If available, quoted market prices are used to value investments. Employer securities contributed to the plan shall be valued at a price which, in the judgement of the Plan administrator, does not exceed the fair market of such securities. The determination of fair market value shall be made in good faith by the Plan administrator.

CASH AND CASH EQUIVALENTS

For purposes of these financial statements, the Plan considers all money market funds to be cash equivalents.

NOTE C - INVESTMENTS

The Plan's investments are held by a bank-administered trust fund. The following table presents the fair values of those investments. Investments that represent 5% or more of the Plan's net assets are separately identified.

                                                                              December 31, 1997
                                                                              -----------------
Investments at Fair Value as                                      Number of
Determined by Quoted Market Price                                   Shares                 Fair Value
---------------------------------                                   ------                 ----------

Vanguard Index Trust 500                                             1,399                 $  126,024
Fidelity Equity Income II                                           24,552                    663,144
Fidelity Emerging Markets fund                                       3,051                     29,286
Fidelity Advisor Growth Opportunties Fund                           22,164                    939,080
T Rowe Price                                                         9,998                    134,173
Bank certificates of deposit                                           -                      485,000
First West Chester Corp                                             48,120                  1,587,960
Notes receivable                                                       -                       42,687
                                                                                            ---------

         TOTAL INVESTMENTS                                                                 $4,007,354
                                                                                           ==========


                                                                           December 31, 1996
                                                                           -----------------
Investments at Fair Value as                                    Number of
 Determined by Quoted Market Price                                Shares                   Fair Value
 ---------------------------------                                ------                   ----------

Fidelity Equity Income II                                         16,182                   $  384,332
Fidelity Emerging Markets Fund                                     3,953                       65,695
Fidelity Advisor Growth Opportunities Fund                        16,857                      593,856
T Rowe Price International Stock Fund                              4,516                       62,326
Bank certificates of deposit                                         -                        400,000
First West Chester Corp.                                          32,308                      989,433
                                                                                            ---------

     TOTAL INVESTMENTS                                                                     $2,495,642
                                                                                           ==========

During the years  ended  December  31,  1997 and 1996,  the  Plan's  investments
(including    investments    bought,    sold   and   held   during   the   year)
appreciated/(depreciated) in value as follows:

                                                                  1997                         1996
                                                               ----------                   ----------

Investments at Fair Value as
 Determined by Quoted Market Price
     Mutual funds                                               $169,412                    $  87,136

Investments at Estimated Fair Value
     Common stock                                                460,046                       76,045
                                                                 -------                     --------

         Net appreciation/(depreciation) in fair value          $629,458                    $ 163,181
                                                                ========                     ========

NOTE D - PLAN TERMINATION

Although it has not expressed any intent to do so, the employer has the right at any time to terminate the Plan by delivering to the Trustee and Administrator written notice of such termination. In the event of Plan termination, participants, as stated, are 100% vested in their accounts.

NOTE E - TAX STATUS

The trust established under the Plan to hold the Plan's assets is qualified pursuant to the appropriate section of the Internal Revenue Code, and, accordingly, the trust's net investment income is exempt from income taxes. The Plan has obtained a favorable tax determination letter from the Internal Revenue Service and the Plan sponsor believes that the Plan continues to qualify and to operate as designed.

                           OTHER FINANCIAL INFORMATION

                    THE FIRST NATIONAL BANK OF WEST CHESTER -
                             RETIREMENT SAVINGS PLAN

                 SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES

                                DECEMBER 31, 1997


Face Value                                                                                              Fair
or Shares                       Description                                        Cost                 Value
---------                       -----------                                        ----                 -----

                           Mutual Funds
                              Fidelity Advisor Growth
22163.785                      Opportunity Fund                               $   752,818          $   939,080
                              Fidelity Emerging Markets
 3050.665                     Fund                                                 50,082               29,286
                              Fidelity Equity Income II
24551.797                      Fund                                               567,095              663,144
                             T Rowe Price International
 9997.986                     Stock Fund                                          137,462              134,173
                             Vanguard Index
 1399.181                     Trust 500                                           127,119              126,024
                                                                               ----------           ----------

                           Total Mutual Funds                                 $1,634,576           $ 1,891,707
                                                                              ==========           ===========

                           Common Stocks
48,120                        First West Chester Corp.                        $  923,259           $ 1,587,960
                                                                               ---------            ----------

                           Total Common Stocks                                $  923,259           $ 1,587,960
                                                                              ==========           ===========

30,000                        Certificate of Deposit                             $30,000           $    30,000
                                6.00   07/07/99
20,000                        Certificate of Deposit                              20,000                20,000
                                6.00   08/22/99
20,000                        Certificate of Deposit                              20,000                20,000
                                6.65   12/30/99
20,000                        Certificate of Deposit                              20,000                20,000
                                6.80    03/23/00
25,000                        Certificate of Deposit                              25,000                25,000
                                6.75    05/25/00
20,000                        Certificate of Deposit                              20,000                20,000
                                6.30    07/25/00
20,000                        Certificate of Deposit                              20,000                20,000
                                6.20    08/31/00
20,000                        Certificate of Deposit                              20,000                20,000
                                6.20    09/21/00
20,000                        Certificate of Deposit                              20,000                20,000
                                6.05    12/18/00


----------------------------
See accompanying auditor's report.
                                       -8-

                    THE FIRST NATIONAL BANK OF WEST CHESTER -
                             RETIREMENT SAVINGS PLAN

           SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES (CONTINUED)

                                DECEMBER 31, 1997


Face Value                                                                                               Fair
 or Shares                   Description                                             Cost                Value
 ---------                   -----------                                             ----                -----

10,000                       Certificate of Deposit                                 10,000              10,000
                                5.90   01/11/01
10,000                        Certificate of Deposit                                10,000              10,000
                                6.06   07/16/01
15,000                        Certificate of Deposit                                15,000              15,000
                                6.06   08/23/01
15,000                        Certificate of Deposit                                15,000              15,000
                                6.09   10/03/01
10,000                        Certificate of Deposit                                10,000              10,000
                                6.10   11/19/01
10,000                        Certificate of Deposit                                10,000              10,000
                                6.10   12/18/01
50,000                        Certificate of Deposit                                50,000              50,000
                                6.10   01/16/02
10,000                        Certificate of Deposit                                10,000              10,000
                                6.10   02/11/02
15,000                        Certificate of Deposit                                15,000              15,000
                               6.10    03/03/02
65,000                        Certificate of Deposit                                65,000              65,000
                                6.30   04/16/02
15,000                        Certificate of Deposit                                15,000              15,000
                                6.16   06/30/02
30,000                        Certificate of Deposit                                30,000              30,000
                                6.10   07/14/02
10,000                        Certificate of Deposit                                10,000              10,000
                                6.10   10/03/02
25,000                        Certificate of Deposit                                25,000              25,000
                                                                                  --------            --------
                                6.00   12/16/02

                            Total Certificates of Deposit                        $ 485,000           $  485,000
                                                                                 =========            =========

                            Cash and Cash Equivalents
                                Money Market Obligations                         $ 118,436           $  118,436
                                Cash on hand                                            56                  566
                                                                                  --------            ---------

                            TOTAL CASH AND
                              CASH EQUIVALENTS                                   $  119,002          $  119,002
                                                                                 ==========          ==========

----------------------------
See accompanying auditor's report.
                                       -9-

                    THE FIRST NATIONAL BANK OF WEST CHESTER -
                             RETIREMENT SAVINGS PLAN

                 SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES

                                DECEMBER 31, 1996

Face Value                                                                                               Fair
 or Shares                          Description                                      Cost                Value
 ---------                          -----------                                      ----                -----

                             Mutual Funds
16856.543                     Fidelity Advisor Growth                           $   523,431         $   593,856
                               Opportunity Fund
 3952.742
                              Fidelity Emerging Markets                              63,711              65,695
                               Fund
16182.395                     Fidelity Equity Income II                             345,455             384,332
                               Fund
 4516.432                    T Rowe Price International                              59,990              62,326
                                                                                 ----------          ----------
                               Stock Fund

                             Total Mutual Funds                                 $   992,587         $ 1,106,209
                                                                                ===========         ===========

                             Common Stocks
32,308                        First West Chester Corp.                          $  761,488           $    989,433
                                                                                ----------           ------------

                             Total Common Stocks                                $  761,488           $    989,433
                                                                                ==========           ============

                              Bank  Certificates of Deposit
10,000                        Certificate of Deposit                            $   10,000           $   10,000
                                5.75   02/28/97
10,000                        Certificate of Deposit                                10,000               10,000
                                5.75   06/02/97
10,000                        Certificate of Deposit                                10,000               10,000
                                5.83   07/19/98
10,000                        Certificate of Deposit                                10,000               10,000
                                5.83    08/18/98
30,000                        Certificate of Deposit                                30,000               30,000
                                6.00    07/07/99
20,000                        Certificate of Deposit                                20,000               20,000
                                6.00    08/22/99
20,000                        Certificate of Deposit                                20,000               20,000
                                6.65    12/30/99
20,000                        Certificate of Deposit                                20,000               20,000
                                6.80    03/23/00
25,000                        Certificate of Deposit                                25,000               25,000
                                6.75    05/25/00

----------------------------
See accompanying auditor's report

                    THE FIRST NATIONAL BANK OF WEST CHESTER -
                             RETIREMENT SAVINGS PLAN

           SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES (CONTINUED)

                                DECEMBER 31, 1996


Face Value                                                                                          Fair
  or Shares                   Description                                          Cost             Value
-----------                   -----------                                          ----             -----

20,000                        Certificate of Deposit                             20,000             20,000
                                6.30  07/25/00
20,000                        Certificate of Deposit                             20,000             20,000
                                6.20  08/31/00
20,000                        Certificate of Deposit                             20,000             20,000
                                6.20  09/21/00
20,000                        Certificate of Deposit                             20,000             20,000
                                6.05  12/18/00
10,000                        Certificate of Deposit                             10,000             10,000
                                5.90  01/11/01
20,000                        Certificate of Deposit                             20,000             20,000
                                5.80  02/21/01
40,000                        Certificate of Deposit                             40,000             40,000
                                5.0  02/28/01
35,000                        Certificate of Deposit                             35,000             35,000
                               5.60  03/28/01
10,000                        Certificate of Deposit                             10,000             10,000
                                6.06  07/16/01
15,000                        Certificate of Deposit                             15,000             15,000
                                6.06  08/23/01
15,000                        Certificate of Deposit                             15,000             15,000
                                6.09  10/03/01
10,000                        Certificate of Deposit                             10,000             10,000
                                6.10  11/19/01
10,000                        Certificate of Deposit                             10,000             10,000
                                                                                 ------             ------
                                6.10  12/10/01

                           Total Certificates of Deposit                       $400,000           $400,000
                                                                               ========           ========

                           Cash and Cash Equivalents
                              Money Market Obligations                         $137,638           $137,638
                              Cash on hand                                          334                334

                                    TOTAL CASH AND
                                       CASH EQUIVALENTS                        $137,972           $137,972
                                                                               ========           ========

----------------------------
See accompanying auditor's report.

                    THE FIRST NATIONAL BANK OF WEST CHESTER -
                             RETIREMENT SAVINGS PLAN

                SCHEDULE OF REPORTABLE TRANSACTIONS IN EXCESS OF
                             5% OF BEGINNING ASSETS

                      FOR THE YEAR ENDED DECEMBER 31, 1997

                                                              Purchase                   Sales            Realized
Description                                                     Price                   Proceeds         Gain/(Loss)
-----------                                                     -----                   --------         -----------

Series of transactions in one issue
First West Chester Corp.
  Shares purchased 5,381                                      $  176,425                $   -            $    -
 Fidelity Advisor Growth Opp.
  Shares purchased 11328.756                                     203,255                    -                 -
 Fidelity Equity Income II
  Shares purchased 10082.569                                      175,912                   -                 -
Vanguard Index Trust 500                                          142,872                   -                 -
Money Market obligations
   $1.00/sh                                                     1,026,763                   -                 -
Money Market obligations
   $1.00/sh                                                     1,045,966              1,045,966              -




















----------------------------
See accompanying auditor's report.

                    THE FIRST NATIONAL BANK OF WEST CHESTER -
                             RETIREMENT SAVINGS PLAN

                SCHEDULE OF REPORTABLE TRANSACTIONS IN EXCESS OF
                             5% OF BEGINNING ASSETS

                      FOR THE YEAR ENDED DECEMBER 31, 1996

                                                                 Purchase             Sale                Realized
Description                                                      Price              Proceeds            Gain/(Loss)
-----------                                                      -----              --------            -----------

Series of transactions in one issue
  Fidelity Advisor Growth Opp.
   Shares purchased 8,467                                     $  252,740          $         -             $     -
   Shares sold 4,509                                              91,895               133,151              41,256
   Fidelity Advisor Growth Opp.
   Shares purchased 11328,756                                    374,570                    -                   -
  Fidelity Equity Income II
   Shares purchased 10082.569                                    228,058                    -                   -
  Money market obligations
    $1.00/sh                                                     945,560                    -                   -
  Money market obligations
   $1.00/sh                                                    1,022,909             1,022,909                  -



















----------------------------
See accompanying auditor's report.

                                Index to Exhibits

Exhibits
--------
23.1              Consent of Ogorek & Graham          1998 and 1997 Reports

                                AUDITOR'S CONSENT


         We consent to the incorporation by reference in the registration statement of First West Chester Corporation on Form S-8 (File No. 333-15733) of our reports dated June 4, 1999 and June 9, 1998 on our audits of The First National Bank of West Chester Retirement Savings Plan as of December 31, 1998 and 1997, and for the years then ended, and as of December 31, 1997 and 1996, and for the years then ended, respectively, which reports are included in this annual report on Form 11-K.


                                                            OGOREK & GRAHAM
                                                     West Chester, Pennsylvania


Dated:   June 28, 1999                               By:/s/Ogorek & Graham
      ------------------                                -----------------------